October 26, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20540-7010

Attention: Mr. P.J. Hamidi

Re:	Samson Oil & Gas Limited

Preliminary Proxy Statement

Filed September 28, 2017

File Number: 001-33578

Dear Mr. Hamidi:

On behalf of Samson Oil & Gas Limited (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”), which were delivered in your letter dated October 12, 2017, regarding the Company’s preliminary proxy statement on Form Schedule 14A as filed on September 28, 2017 (the “Preliminary Proxy Statement”).

Enclosed herewith, as Supplemental Information, is the proposed definitive proxy statement (the “Proposed Definitive”). Like the Preliminary Proxy Statement, the Proposed Definitive includes both the Australian Notice of Meeting (the “Australian NOM”) and the U.S. Proxy Statement attached thereto as Annexure A (the “U.S. Proxy”). The Proposed Definitive is marked to show all changes made to the Preliminary Proxy Statement since it was filed. The changes reflected in the Proposed Definitive include the changes made to the Australian NOM, as it has been approved by the ASX, the changes to the U.S. Proxy attached as Annexure A thereto that were made to conform to the Australian NOM changes, and the changes made in response to the Staff’s comments on the Preliminary Proxy Statement.

The Proposed Definitive reflects changes to the subject matter of the resolutions that will be voted on at the Company’s Annual General Meeting on November 30, 2017 in Perth, Western Australia (the “AGM”) and to the number of resolutions being considered. Originally, there were eight resolutions, including two resolutions (Resolutions 4 and 5) to ratify the issuance of 492,429,045 options/warrants and authorize the issuance of up to 507,170,955 options/warrants in conjunction with the issuance of preference shares. Now, there are seven resolutions, as former Resolutions 4 and 5 were replaced by one new Resolution 5 to approve the issuance of up to 2,000,000,000 ordinary shares or their equivalent in preference shares. In addition, former Resolution 6, the resolution to approve the Company’s new Constitution, is now Resolution 4. Likewise, former Resolutions 7 and 8 are now Resolutions 6 and 7.

Davis Graham & Stubbs LLP ▪ 1550 17th Street, Suite 500 ▪ Denver, CO 80202 ▪ 303.892.9400 ▪ fax 303.893.1379 ▪ dgslaw.com

October 26, 2017

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Resolutions to Be Voted On, page 5

1.	Please expand your description of the preferred share issuance referenced in Resolutions 4 and 5 to provide all material disclosure that Item 11 of Schedule 14A requires. For example, disclose the material terms of the Loan Facility Agreement and the preferred shares to be issued, the identity of the purchaser of preferred shares, the current status of the transaction, the nature and approximate amount of consideration that you expect to receive, and the reasons for the issuance and the general effect thereof upon the rights of your existing security holders.

As discussed above, in the Proposed Definitive, Resolutions 4 and 5 have been combined into one new Resolution 5. Resolution 5 is now a resolution to approve the issuance of up to 2,000,000,000 ordinary shares (the equivalent of 10,000,000 American Depositary Shares or “ADSs”), at a price of no less than A$0.0012 per ordinary share ($0.30 per ADS), to investors not classified as related parties of the Company under the ASX Listing Rules. Further, if the new Constitution is approved pursuant to Resolution 4, the Company may elect to issue 2,000,000,000 preference shares, convertible to ordinary shares at a 1-to-1 ratio, at a price of no less than A$0.0012 ($0.30) per preference share.

In response to the SEC’s comment, the Definitive Proxy Statement discloses that the Company has not yet identified the potential investors who will participate in the issuance of the 2,000,000,000 ordinary shares or their equivalent in preference shares, the Company anticipates that the issuance will raise approximately $3,000,000 in gross proceeds. In the U.S. Proxy portion of the Proposed Definitive, the Company explains that the terms of the preference shares, if any are issued, may be determined by the Board of Directors at the time of issue, comparable to U.S. “blank check” preferred. The U.S. Proxy also describes the potential terms of the preference shares that could be issued pursuant to Resolution 5, noting that a full explanation of the potential terms of preference shares can be found on Schedule 1 to the proposed new Constitution, attached to the U.S. Proxy as Exhibit B.

The Proposed Definitive also discloses that the purpose of the proposed issuance of ordinary shares or preference shares is to raise additional capital that would reestablish the Company’s compliance with the continued listing requirements of the NYSE American Stock Exchange and assist with the Company’s funding needs and other corporate activities. Finally, the Proposed Definitive discloses that, following the issuance of ordinary shares or preferred shares proposed in Resolution 5, existing shareholders’ voting power in the Company will be diluted.

2.	Please expand your disclosure to state the vote required to pass Resolution 6, a special resolution. Please also revise to clarify, if true, that ordinary resolutions such as Resolutions 4 and 5 require a simple majority to pass.

The Proposed Definitive discloses the vote required to pass each resolution, including Resolutions 4, 5 and 6.

October 26, 2017

In the Preliminary Proxy Statement, Resolution 4 was the resolution to ratify the issuance of 492,429,045 options in conjunction with the issuance of preferred shares. In the Proposed Definitive, Resolution 4 the resolution to adopt the new Constitution. The Company has included the following language in the description of Resolution 4:

“Resolution 4 is a special resolution under Australian law. Accordingly, at least 75% of votes cast by shareholders eligible to vote at the Annual General Meeting must be in favor of Resolution 4 in order for it to be passed.”

In the Preliminary Proxy Statement, Resolution 5 was the resolution to authorize the issuance of up to 507,170,955 options in conjunction with the issuance of preferred shares. In the Proposed Definitive, Resolution 5 is the resolution that approves the future issue of shares. The Company has included the following language in the description of Resolution 5:

“You may vote “For,” “Against” or “Abstain” on Resolution 5. Resolution 5 is passed by a simple majority of votes cast on the resolution, either in person or by proxy. There is no minimum number of votes required to pass the resolution. Neither broker non–votes nor abstentions will affect the outcome of the resolution.”

In the Preliminary Proxy Statement, Resolution 6 was the resolution to adopt the new Constitution. In the Proposed Definitive, Resolution 6 is the advisory vote on named executive officer compensation. The Company disclosed the vote required to pass this resolution in the Preliminary Proxy Statement. That disclosure is also included in the Proposed Definitive.

Proxy Card

3.	Please revise your proxy card to clarify, if true, that Resolution 2 is an advisory vote.

The Definitive Proxy Statement includes a revised proxy card that clarifies that Resolution 2 is an advisory vote.

The Company included the following table in the proxy card:

	RESOLUTIONS	FOR	AGAINST	ABSTAIN*

1.	To re-elect Dr. Peter Hill as a director	❑	❑	❑
2.	Advisory vote to approve the adoption of remuneration report	❑	❑	❑
3.	Approval of Additional 10% Placement Facility	❑	❑	❑
4.	Adoption of new Constitution	❑	❑	❑
5.	Approval of future issue of shares	❑	❑	❑
6.	Advisory vote to approve named executive officer compensation	❑	❑	❑
		EVERY YEAR	EVERY TWO YEARS	EVERY THREE YEARS	ABSTAIN
7.	Advisory vote the Frequency of Future Advisory Votes on “Named Executive Officer” Compensation	❑	❑	❑	❑

October 26, 2017

As previously explained, besides the Company’s pressing need to hold the AGM in order to be able raise needed equity capital, we have been informed that there is considerably less flexibility in Australia for companies to delay their AGM. As it has been explained to us, the failure to hold an AGM within five months of its fiscal year end is a strict liability offence carrying a fine of ten penalty units (currently $1,100), three months’ imprisonment or both. Sections 250N(2A) 1311 and Schedule A of the Corporations Act 2001 (Cth). With a June 30 fiscal year end, the Company is therefore extremely reluctant to delay the AGM beyond November 30, 2017. Accordingly, the Staff’s accommodation of the late filing as Supplemental Information and consideration of the Company’s request for a short turnaround on the Proposed Definitive is sincerely appreciated.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7484 (office) or (303) 246-6124.

Regards,

S. Lee Terry, Jr.
for
Davis Graham & Stubbs LLP

Enclosures:

Exhibit A – Definitive Proxy Statement